EXHIBIT 12.1

THE GOLDMAN SACHS GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND RATIOS OF EARNINGS

TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Six Months Ended June	Year Ended December
$ in millions	2015	2014	2013	2012	2011	2010
Net earnings	$3,892	$ 8,477	$ 8,040	$ 7,475	$ 4,442	$ 8,354

Add:
Provision for taxes	1,768	3,880	3,697	3,732	1,727	4,538

Portion of rents representative of an interest factor	42	103	108	125	159	169

Interest expense on all indebtedness	2,663	5,557	6,668	7,501	7,982	6,806
Pre-tax earnings, as adjusted	$8,365	$18,017	$18,513	$18,833	$14,310	$19,867
Fixed charges [1]:
Portion of rents representative of an interest factor	$ 42	$ 103	$ 108	$ 125	$ 159	$ 169

Interest expense on all indebtedness	2,670	5,569	6,672	7,509	7,987	6,810
Total fixed charges	$2,712	$ 5,672	$ 6,780	$ 7,634	$ 8,146	$ 6,979
Preferred stock dividend requirements	331	583	458	274	2,683	989
Total combined fixed charges and preferred stock dividends	$3,043	$ 6,255	$ 7,238	$ 7,908	$10,829	$ 7,968
Ratio of earnings to fixed charges	3.08x	3.18x	2.73x	2.47x	1.76x	2.85x
Ratio of earnings to combined fixed charges and preferred stock dividends	2.75x	2.88x	2.56x	2.38x	1.32x	2.49x

1.

Fixed charges include capitalized interest of $7 million for the six months ended June 2015, $12 million for 2014, $4 million for 2013, $8 million for 2012, $5 million for 2011 and $4 million for 2010.